Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

August 13, 2024

VIA EDGAR CORRESPONDENCE

Ellie Quarles
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Mrs. Quarles:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Registrant” or “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on June 5, 2024 (the “Registration Statement”). The Registration Statement relates to the FT Vest Emerging Markets Buffer ETF – March, the FT Vest Emerging Markets Buffer ETF – September, and the FT Vest Emerging Markets Buffer ETF – December (each a “Fund” and, together, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Registration Statement. Once the correspondence is filed, please provide notice by email and include a redline showing any changes.

Please also update each Fund’s ticker symbol on EDGAR when available.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness. The Registrant further confirms it will provide a copy of the correspondence and corresponding redline of the Registration Statement to the Staff once filed. The Registrant further confirms it will update each Fund’s ticker symbol on EDGAR when available.

Comment 2 – General

The Staff notes the term “Outcome,” which is used as a defined term on the cover page and as an undefined term elsewhere in the prospectus. Please conform these terms.

Response to Comment 2

Pursuant to the Staff’s comment, the referenced disclosures have been revised accordingly.

Comment 3 – Fees and Expenses of the Fund

Please supplementally provide a completed fee table and expense examples for each Fund.

Response to Comment 3

Completed fee tables and expense examples have been attached hereto as Exhibit A.

Comment 4 – Principal Investment Strategies

Please confirm the Underlying ETF’s policy to invest 90% of its assets in securities of the MSCI Emerging Markets Index. We note that the Underlying ETF’s prospectus refers to an 80% investment. If correct, please revise throughout the filing.

Response to Comment 4

Pursuant to the Staff’s comment, the referenced disclosures have been revised accordingly.

Comment 5 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The Fund’s performance will not reflect the payment of dividends by the Underlying ETF.

Please consider adding “The Underlying ETF is a price return index, which means that” to the beginning of this sentence.

Response to Comment 5

The Registrant notes that the Underlying ETF holds a basket of equity securities, some of which pay dividends; however, the Fund’s investment in FLEX Options referencing the Underlying ETF will not reflect the payment of dividends by the Underlying ETF. Accordingly, the Registrant believes that the disclosure as currently presented is appropriate for investor comprehension.

Comment 6 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

If the Underlying ETF appreciates over the Target Outcome Period, the combination of FLEX Options held by the Fund seeks to provide upside participation matching that of the Underlying ETF…

Please consider replacing “that” with “the performance of the share price.”

Response to Comment 6

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 7 – Principal Risks

Please consider whether New Fund Risk is a principal risk of the Fund. If so, please add appropriate risk disclosure.

Response to Comment 7

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 8 – Principal Risks

Please consider whether Saudi Arabia Risk is a principal or non-principal risk of the Fund. If so, please add appropriate risk disclosure.

Response to Comment 8

The Registrant notes that, as of July 29, 2024, the Underlying ETF’s exposure to Saudi Arabian issuers was less than 5% of net assets; however, the Registrant will include geographic risks as appropriate based on the holdings of the Underlying ETF as of the date of the Fund’s prospectus.

Comment 9 – Principal Risks

The Staff notes China Risk set forth in the section entitled “Principal Risks.” Please expand this risk factor to discuss risks relating to A-Shares, the Stock Connect program, Variable Interest Entities, etc., as described in the Underlying ETF’s prospectus. Please also consider addressing the Holding Foreign Companies Accountable Act. Also, please consider whether any country-specific risk or developing-country risk should be included in this section based upon the Underlying ETF’s disclosures.

Response to Comment 9

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 10 – Principal Risks

The Staff notes the following disclosure in Emerging Markets Risk set forth in the section entitled “Principal Risks”:

In addition, the Public Company Accounting Oversight Board, which regulates auditors of U.S. public companies, is unable to inspect audit work papers in certain emerging market countries.

Please consider replacing “is” with “may be.”

Response to Comment 10

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 11 – Statement of Additional Information

The Staff notes Additional Market Disruption Risk set forth in the section entitled “Investment Risks.” Please consider updating this risk factor to include a discussion regarding the conflict between Israel and Hamas.

Response to Comment 11

The Registrant notes that a reference to the conflict between Israel and Hamas is included in the Fund’s prospectus under “Current Market Conditions Risk.” Accordingly, the Registrant believes that the disclosure as currently presented is appropriate for investor comprehension.

Comment 12 – Statement of Additional Information

The Staff notes the section entitled “Additional Payments to Financial Intermediaries” in the Statement of Additional Information. Please supplementally explain how this practice disclosed in the first paragraph and in the last sentence of the second paragraph of the section is consistent with the terms of the Fund’s advisory agreement. Please confirm that such disclosure will be revised in all registration statements across the fund complex or supplementally explain why it would be appropriate to retain such disclosure.

Response to Comment 12

In response to the Staff’s comment, the Registrant notes that the terms of the Fund’s investment management agreement do not preclude the Advisor from making the payments contemplated in the referenced disclosure. Such payments are made only out of the profits of the Advisor and not as a part of the expenses contemplated by the investment management agreement.

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Please call me at (312) 845-3721 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon

Exhibit A

FT Vest Emerging Markets Buffer ETF – March

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.95%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.95%

(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$97	$303

FT Vest Emerging Markets Buffer ETF – September

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.95%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.95%

(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$97	$303

FT Vest Emerging Markets Buffer ETF – December

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.95%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.95%

(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$97	$303